UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Education Management Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28140M103

(CUSIP Number)

J. Devitt Kramer, Esq.

Senior Vice President, General Counsel and Secretary

Education Management Corporation

210 Sixth Avenue

33rd Floor

Pittsburgh, Pennsylvania 15222

(412) 562-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

Copies to:

Kimberly A. Taylor, Esq.

Morgan, Lewis & Bockius LLP

One Oxford Centre

Thirty-Second Floor

301 Grant Street

Pittsburgh, PA 15219

(412) 560-3300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$4,729,198	$541.97

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Education Management Corporation common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 11,900,269 shares of Education Management Corporation common stock and have an aggregate value of $4,729,198 as of August 16, 2012, calculated using the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, equals $114.60 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $541.97	Filing party: Education Management Corporation
Form or Registration No. 005-48543	Date Filed: August 16, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 16, 2012 relating to an offer by Education Management Corporation, a Pennsylvania corporation (“Company” or “EDMC”), to certain holders of outstanding options to purchase shares of the Company’s common stock, par value $.001 per share (the “Common Stock”), to exchange all, or in some cases a portion, of their existing stock options for new stock options to purchase shares of Common Stock at an exercise price equal to the closing price for a share of Common Stock on the NASDAQ Global Select Market on September 13, 2012 (the “Offer”), in each case on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated August 16, 2012 and filed as Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Exchange”).

This Amendment No. 1 is filed to report the results of the Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO. All defined terms used in this Amendment No. 1 and not otherwise defined herein have the meaning ascribed to such terms in the Offer to Exchange.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 11:59 p.m., Eastern Time, on September 13, 2012. Pursuant to the Offer, 11,310,972 eligible options were tendered, representing 95.7% of the total number of stock options eligible for exchange in the Offer. On September 13, 2012, the Company granted an aggregate of 8,254,667 Replacement Options in exchange for the eligible options surrendered in the Offer. The exercise price of the Replacement Options is $3.59 per share, which was the closing price of a share of Common Stock on September 13, 2012, as reported on the NASDAQ Global Select Market.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2012	EDUCATION MANAGEMENT CORPORATION

	By:	/s/ Edward H. West
Name: Edward H. West Title: President and Chief Executive Officer